Exhibit 99.18

BKV CORP.

Estimated

Future Reserves and Income

Attributable to Certain

Leasehold and Royalty Interests

NORTH TEXAS ASSETS

SEC Parameters
(NYMEX Alternate Pricing Scheme)

As of

December 31, 2022

Stephen E. Gardner, P.E.
Colorado License No. 44720
Managing Senior Vice President

RYDER SCOTT COMPANY, L.P.
TBPELS Firm Registration No. F-1580

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

TBPELS REGISTERED ENGINEERING FIRM F-1580
633 17TH STREET SUITE 1700	DENVER, COLORADO 80202	TELEPHONE (303) 339-8110

January 16, 2023

BKV Corp.
1200 17th Street, Suite 1850
Denver, CO 80202

Ladies and Gentlemen:

At your request, Ryder Scott Company, L.P. (Ryder Scott) has prepared an estimate of the proved and probable reserves, future production, and income attributable to certain leasehold and royalty interests of BKV Corp. (BKV) as of December 31, 2022. The subject properties are located in the state of Texas, referred to herein as the North Texas Assets. The reserves and income data were estimated based on the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC) contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations); except that they were based on varying price and constant cost assumptions provided by BKV. This pricing scenario is considered an “Alternate Pricing Scheme” in accordance with the above referenced Final Rule, Section II, Item B, Paragraph 3. Such forecasts were based on projected escalations or other forward-looking changes to current prices as noted. Our third party study, completed on January 16, 2023 and presented herein was prepared for public disclosure by BKV, as an alternate pricing scheme, in filings made with the SEC in accordance with the disclosure requirements set forth by the SEC regulations. The income data for the reserves volumes were estimated using NYMEX Futures Strip prices as of December 31, 2022.

The properties referred to as North Texas Assets evaluated by Ryder Scott account for a portion of BKV’s total net proved, probable and possible reserves as of December 31, 2022. Based on information provided by BKV, the third party estimate conducted by Ryder Scott addresses approximately 24 percent of the total proved, 1 percent of the total probable and zero percent of the total possible net reserves of BKV on a barrel of oil equivalent, BOE basis as of December 31, 2022. Natural gas is converted to oil equivalent using a factor of 6,000 cubic feet of natural gas per one barrel of oil equivalent

The estimated reserves and future net income amounts presented in this report, as of December 31, 2022 are related to hydrocarbon prices. The hydrocarbon prices used in the preparation of this report are based on varying NYMEX Futures Strip pricing assumptions provided by BKV and are explained in more detail later in this report. As a result of both economic and political forces, there is substantial uncertainty regarding the forecasting of future hydrocarbon prices. Consequently, actual future prices may vary considerably from the prices assumed in this report. The reserves volumes and the income attributable thereto have a direct relationship to the hydrocarbon prices actually received; therefore, volumes of reserves actually recovered and the amounts of income actually received may differ significantly from the estimated quantities presented in this report. The results of this study are summarized as follows.

1100 LOUISIANA, SUITE 4600	HOUSTON, TEXAS 77002-5294	TEL (713) 651-9191	FAX (713) 651-0849
SUITE 2800, 350 7TH AVENUE, S.W.	CALGARY, ALBERTA T2P 3N9	TEL (403) 262-2799

BKV Corp. – North Texas Assets (SEC Parameters-NYMEX Alternate Pricing Scheme)
January 16, 2023

SEC PARAMETERS (NYMEX Alternate Pricing Scheme)
Estimated Net Reserves and Income Data
Certain Leasehold and Royalty Interests of
BKV Corp.
North Texas Assets

As of December 31, 2022

	Proved
	Developed			Total
	Producing	Non-Producing	Undeveloped	Proved
Net Reserves
Oil/Condensate – Mbbl	160	0	59	219
Plant Products – Mbbl	16,418	1,498	4,085	22,001
Gas – MMcf	938,235	124,411	187,689	1,250,335

Income Data ($M)
Future Gross Revenue	$3,793,449	$488,980	$754,968	$5,037,397
Deductions	2,078,262	247,582	444,989	2,770,833
Future Net Income (FNI)	$1,715,187	$241,398	$309,979	$2,266,564

Discounted FNI @ 10%	$839,449	$39,254	$58,441	$937,144

Total Probable Developed Non-Producing
Net Reserves
Oil/Condensate – Mbbl	0
Plant Products – Mbbl	136
Gas – MMcf	10,648

Income Data ($M)
Future Gross Revenue	$42,831
Deductions	21,931
Future Net Income (FNI)	$20,900

Discounted FNI @ 10%	$2,735

Liquid hydrocarbons are expressed in standard 42 U.S. gallon barrels and shown herein as thousands of barrels (Mbbl). All gas volumes are reported on an “as sold basis” expressed in millions of cubic feet (MMcf) at the official temperature and pressure bases of the areas in which the gas volumes are located. In this report, the revenues, deductions, and income data are expressed as thousands of U.S. dollars ($M).

The estimates of the reserves, future production, and income attributable to properties in this report were prepared using the economic software package ARIESTM Petroleum Economics and Reserves Software, a copyrighted program of Halliburton. The program was used at the request of BKV. Ryder Scott has found this program to be generally acceptable, but notes that certain summaries and calculations may vary due to rounding and may not exactly match the sum of the properties being summarized. Furthermore, one line economic summaries may vary slightly from the more detailed cash flow projections of the same properties, also due to rounding. The rounding differences are not material.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

BKV Corp. – North Texas Assets (SEC Parameters-NYMEX Alternate Pricing Scheme)
January 16, 2023

The future gross revenue is after the deduction of production taxes. The deductions incorporate the normal direct costs of operating the wells, ad valorem taxes, recompletion and development costs, and certain abandonment costs net of salvage. The future net income is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income.

Gas reserves account for approximately 93 percent and liquid hydrocarbon reserves account for the remaining 7 percent of total future gross revenue from proved reserves. Gas reserves account for approximately 95 percent and liquid hydrocarbon reserves account for the remaining 5 percent of total future gross revenue from probable reserves.

The discounted future net income shown above was calculated using a discount rate of 10 percent per annum compounded monthly. Future net income was discounted at four other discount rates which were also compounded monthly. These results are shown in summary form as follows.

	Discounted Future Net Income ($M)
	As of December 31, 2022
Discount Rate	Total	Total
Percent	Proved	Probable
8	$1,074,374	$4,037
12	$828,454	$1,822
15	$702,965	$915
20	$558,089	$99

The results shown above are presented for your information and should not be construed as our estimate of fair market value.

Reserves Included in This Report

The proved and probable reserves included herein conform to the definitions as set forth in the Securities and Exchange Commission’s Regulations Part 210.4-10(a), except that they are based on price parameters which allow for future changes in current economic conditions as discussed in other sections of this report, whereas the definition approved by the SEC assumes constant price parameters using the average prices during the 12-month period prior to the “as of date” of this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements. An abridged version of the SEC reserves definitions from 210.4-10(a) entitled “PETROLEUM RESERVES DEFINITIONS” is included as an attachment to this report.

The various reserves status categories are defined in the attachment entitled “PETROLEUM RESERVES STATUS DEFINITIONS AND GUIDELINES” in this report. The proved and probable developed non-producing reserves included herein consist of the behind pipe status category.

No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist. The proved and probable gas volumes presented herein do not include volumes of gas consumed in operations as reserves.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

BKV Corp. – North Texas Assets (SEC Parameters-NYMEX Alternate Pricing Scheme)
January 16, 2023

Reserves are “estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations.” All reserves estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends primarily on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal categories, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-categorized as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. At BKV’s request, this report addresses the proved and probable reserves attributable to the properties evaluated herein.

Proved oil and gas reserves are “those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward.” The SEC has defined reasonable certainty for proved reserves, when based on deterministic methods, as a “high degree of confidence that the quantities will be recovered.” Probable reserves are “those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.” Possible reserves are “those additional reserves which are less certain to be recovered than probable reserves” and thus the probability of achieving or exceeding the proved plus probable plus possible reserves is low.

The reserves included herein were estimated using deterministic methods and are presented as incremental quantities. Under the deterministic incremental approach, discrete quantities of reserves are estimated and assigned separately as proved, probable or possible based on their individual level of uncertainty. Because of the differences in uncertainty, caution should be exercised when aggregating quantities of oil and gas from different reserves categories. Furthermore, the reserves and income quantities attributable to the different reserves categories that are included herein have not been adjusted to reflect these varying degrees of uncertainty associated with them and thus are not comparable.

Reserves estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change. For proved reserves, the SEC states that “as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to the estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.” Moreover, estimates of proved, probable and possible reserves may be revised as a result of future operations, effects of regulation by governmental agencies or geopolitical or economic risks. Therefore, the proved and probable reserves included in this report are estimates only and should not be construed as being exact quantities, and if recovered, the revenues therefrom, and the actual costs related thereto, could be more or less than the estimated amounts.

It should be noted that the estimated quantities of reserves presented in this report, which were based on NYMEX Futures Strip prices and constant cost parameters, may differ from the quantities of reserves which would be estimated using constant current price and cost parameters as prescribed by the SEC guidelines.

BKV’s operations may be subject to various levels of governmental controls and regulations. These controls and regulations may include, but may not be limited to, matters relating to land tenure and leasing, the legal rights to produce hydrocarbons, drilling and production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax and are subject to change from time to time. Such changes in governmental regulations and policies may cause volumes of reserves actually recovered and amounts of income actually received to differ significantly from the estimated quantities.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

BKV Corp. – North Texas Assets (SEC Parameters-NYMEX Alternate Pricing Scheme)
January 16, 2023

The estimates of reserves presented herein were based upon a detailed study of the properties in which BKV owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liabilities to restore and clean up damages, if any, caused by past operating practices.

Estimates of Reserves

The estimation of reserves involves two distinct determinations. The first determination results in the estimation of the quantities of recoverable oil and gas and the second determination results in the estimation of the uncertainty associated with those estimated quantities in accordance with the definitions set forth by the Securities and Exchange Commission’s Regulations Part 210.4-10(a). The process of estimating the quantities of recoverable oil and gas reserves relies on the use of certain generally accepted analytical procedures. These analytical procedures fall into three broad categories or methods: (1) performance-based methods, (2) volumetric-based methods and (3) analogy. These methods may be used individually or in combination by the reserves evaluator in the process of estimating the quantities of reserves. Reserves evaluators must select the method or combination of methods which in their professional judgment is most appropriate given the nature and amount of reliable geoscience and engineering data available at the time of the estimate, the established or anticipated performance characteristics of the reservoir being evaluated, and the stage of development or producing maturity of the property.

In many cases, the analysis of the available geoscience and engineering data and the subsequent interpretation of this data may indicate a range of possible outcomes in an estimate, irrespective of the method selected by the evaluator. When a range in the quantity of reserves is identified, the evaluator must determine the uncertainty associated with the incremental quantities of the reserves. If the reserves quantities are estimated using the deterministic incremental approach, the uncertainty for each discrete incremental quantity of the reserves is addressed by the reserves category assigned by the evaluator. Therefore, it is the categorization of reserves quantities as proved, probable and/or possible that addresses the inherent uncertainty in the estimated quantities reported. For proved reserves, uncertainty is defined by the SEC as reasonable certainty wherein the “quantities actually recovered are much more likely to be achieved than not.” The SEC states that “probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.” The SEC states that “possible reserves are those additional reserves that are less certain to be recovered than probable reserves and the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves.” All quantities of reserves within the same reserves category must meet the SEC definitions as noted above.

Estimates of reserves quantities and their associated reserves categories may be revised in the future as additional geoscience or engineering data become available. Furthermore, estimates of reserves quantities and their associated reserves categories may also be revised due to other factors such as changes in economic conditions, results of future operations, effects of regulation by governmental agencies or geopolitical or economic risks as previously noted herein.

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

BKV Corp. – North Texas Assets (SEC Parameters-NYMEX Alternate Pricing Scheme)
January 16, 2023

The reserves for the properties included herein were estimated by performance methods or analogy. All of the proved reserves attributable to producing wells and/or reservoirs were estimated by decline curve analysis, a performance method which utilized extrapolations of historical production and pressure data ending between August and October 2022, depending on the availability of data for a given case and in those cases where such data were considered to be definitive. The data utilized in this analysis were furnished to Ryder Scott by BKV or obtained from public data sources and were considered sufficient for the purpose thereof.

All of the proved and probable developed non-producing as well as all of the proved undeveloped status categories included herein were estimated by analogy. The data utilized from the analogues were furnished to Ryder Scott by BKV or obtained from public data sources and were considered sufficient for the purpose thereof.

To estimate economically producible proved, probable and possible oil and gas reserves and related future net cash flows, we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data which cannot be measured directly, economic criteria based on costs and the pricing assumptions provided to us, and forecasts of future production rates. Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved, probable and possible reserves must be anticipated to be economically producible from a given date forward based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined; which for this report, as stated previously, are based on pricing and cost parameters provided by and requested to be used by BKV.

BKV has informed us that they have furnished us all of the material accounts, records, geological and engineering data, and reports and other data required for this investigation. In preparing our forecast of future proved, probable and possible production and income, we have relied upon data furnished by BKV with respect to property interests acquired, production and well tests from examined wells, normal direct costs of operating the wells or leases, other costs such as transportation and/or processing fees, ad valorem and production taxes, recompletion and development costs, development plans, abandonment costs after salvage, product price assumptions, adjustments or differentials to product prices, and base maps. Ryder Scott reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data furnished by BKV. We consider the factual data used in this report appropriate and sufficient for the purpose of preparing the estimates of reserves and future net revenues herein.

In summary, we consider the assumptions, data, methods and analytical procedures used in this report appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves herein. The proved and probable reserves included herein were determined in conformance with the United States Securities and Exchange Commission (SEC) Modernization of Oil and Gas Reporting; Final Rule, including all references to Regulation S-X and Regulation S-K, referred to herein collectively as the “SEC Regulations.” In our opinion, the proved and probable reserves presented in this report comply with the definitions, guidelines and disclosure requirements as required by the SEC regulations, and included as a price sensitivity case as allowed by SEC regulations.

Future Production Rates

For the producing wells included herein, our forecasts of future production rates and decline trends are based on the historical performance data of each well.

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

BKV Corp. – North Texas Assets (SEC Parameters-NYMEX Alternate Pricing Scheme)
January 16, 2023

The initial performance of analogous wells was used to estimate the anticipated initial production rates for those wells or locations that are not currently producing. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by BKV. Wells or locations that are not currently producing may start producing earlier or later than anticipated in our estimates due to unforeseen factors causing a change in the timing to initiate production. Such factors may include delays due to weather, the availability of rigs, the sequence of drilling, well completions, and/or constraints set by regulatory bodies.

The future production rates from wells currently on production or wells or locations that are not currently producing may be more or less than estimated because of changes including, but not limited to, reservoir performance, operating conditions related to surface facilities, compression and artificial lift, pipeline capacity and/or operating conditions, producing market demand and/or allowables or other constraints set by regulatory bodies.

Hydrocarbon Prices

The forecast hydrocarbon price parameters used in this report, based on NYMEX Futures Strip prices as of December 31, 2022, were specified by BKV and are noted below. Estimates of future price parameters have been revised in the past because of changes in governmental policies, changes in hydrocarbon supply and demand, and variations in general economic conditions. The price parameters used in this report may be revised in the future for similar reasons. Gas prices may be subject to seasonal variations and other factors and may lead to periodic curtailments by both buyers and sellers.

BKV furnished us with the forecast of the average benchmark prices assumed to be in effect beginning on December 31, 2022 and throughout the life of the properties.

The product prices that were actually used to determine the future gross revenue for each property reflect adjustments to the benchmark prices for gravity, quality, local conditions, certain NGL fractionation and transportation fees, and/or distance from market, referred to herein as “differentials.” The differentials used in the preparation of this report were furnished to us by BKV. The differentials furnished by BKV were reviewed by us for their reasonableness using information furnished by BKV for this purpose.

In addition, the table below summarizes the annual net volume weighted benchmark prices adjusted for differentials and referred to herein as the “average realized prices.” The average realized prices shown in the table below were determined from the annual total future gross revenue before production taxes and the total net reserves, by reserves category for these properties.

			AVERAGE REALIZED PRICES
Geographic Area	AVERAGE BENCHMARK PRICES		Proved			Probable
United States	WTI - Cushing	Henry Hub	Oil/Cond	Plant Products	Gas	Oil/Cond	Plant Products	Gas
Year	$/Bbl	$/MMBtu	$/Bbl	$/Bbl	$/Mcf	$/Bbl	$/Bbl	$/Mcf
2023	$79.12	$4.26	$73.57	$23.71	$3.47	N/A	N/A	N/A
2024	$74.42	$4.27	$68.87	$21.98	$3.48	N/A	N/A	N/A
2025	$70.16	$4.39	$64.61	$20.42	$3.60	N/A	N/A	N/A
2026	$66.88	$4.46	$61.33	$19.21	$3.67	N/A	N/A	N/A
2027	$64.14	$4.50	$58.59	$18.21	$3.70	N/A	N/A	N/A
2028	$61.82	$4.57	$56.27	$17.36	$3.78	N/A	$17.36	$3.76
2029	$59.81	$4.71	$54.26	$16.62	$3.93	N/A	$16.62	$3.92
2030+	$58.04	$4.93	$52.49	$15.97	$4.17	N/A	$16.00	$4.14
Total Future Average Prices			$56.66	$17.35	$3.97	N/A	$16.23	$4.07

The effects of derivative instruments designated as price hedges of oil and gas quantities are not reflected in our individual property evaluations.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

BKV Corp. – North Texas Assets (SEC Parameters-NYMEX Alternate Pricing Scheme)
January 16, 2023

Costs

Operating costs for the leases and wells in this report were furnished by BKV and are based on the operating expense reports of BKV and include only those costs directly applicable to the leases or wells. The operating costs furnished to us were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of the operating cost data used by BKV. No deduction was made for loan repayments, interest expenses, or exploration and development prepayments that were not charged directly to the leases or wells.

Development costs were furnished to us by BKV and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The development costs furnished to us were reviewed by us for their reasonableness using information furnished by BKV for this purpose. The estimated net cost of abandonment after salvage was included for properties where abandonment costs net of salvage were material. The estimates of the net abandonment costs furnished by BKV were accepted without independent verification.

The proved and probable developed non-producing and proved undeveloped reserves in this report have been incorporated herein in accordance with BKV’s plans to develop these reserves as of December 31, 2022. The implementation of BKV’s development plans as presented to us and incorporated herein is subject to the approval process adopted by BKV’s management. As the result of our inquiries during the course of preparing this report, BKV has informed us that the development activities included herein have been subjected to and received the internal approvals required by BKV’s management at the appropriate local, regional and/or corporate level. In addition to the internal approvals as noted, certain development activities may still be subject to specific partner AFE processes, Joint Operating Agreement (JOA) requirements or other administrative approvals external to BKV. BKV has provided written documentation supporting their commitment to proceed with the development activities as presented to us. Additionally, BKV has informed us that they are not aware of any legal, regulatory, or political obstacles that would significantly alter their plans.

Current costs used by BKV were held constant throughout the life of the properties.

Standards of Independence and Professional Qualification

Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1937. Ryder Scott is employee-owned and maintains offices in Houston, Texas; Denver, Colorado; and Calgary, Alberta, Canada. We have approximately eighty engineers and geoscientists on our permanent staff. By virtue of the size of our firm and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue. We do not serve as officers or directors of any privately-owned or publicly-traded oil and gas company and are separate and independent from the operating and investment decision-making process of our clients. This allows us to bring the highest level of independence and objectivity to each engagement for our services.

Ryder Scott actively participates in industry-related professional societies and organizes an annual public forum focused on the subject of reserves evaluations and SEC regulations. Many of our staff have authored or co-authored technical papers on the subject of reserves related topics. We encourage our staff to maintain and enhance their professional skills by actively participating in ongoing continuing education.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

BKV Corp. – North Texas Assets (SEC Parameters-NYMEX Alternate Pricing Scheme)
January 16, 2023

Prior to becoming an officer of the Company, Ryder Scott requires that staff engineers and geoscientists receive professional accreditation in the form of a registered or certified professional engineer’s license or a registered or certified professional geoscientist’s license, or the equivalent thereof, from an appropriate governmental authority or a recognized self-regulating professional organization. Regulating agencies require that, in order to maintain active status, a certain amount of continuing education hours be completed annually, including an hour of ethics training. Ryder Scott fully supports this technical and ethics training with our internal requirement mentioned above.

We are independent petroleum engineers with respect to BKV. Neither we nor any of our employees have any financial interest in the subject properties and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.

The results of this study, presented herein, are based on technical analyses conducted by teams of geoscientists and engineers from Ryder Scott. The professional qualifications of the undersigned, the technical person primarily responsible for overseeing the evaluation of the reserves information discussed in this report, are included as an attachment to this letter.

Terms of Usage

The results of our third party study, presented in report form herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by BKV. This report was based on forward looking price forecasts and may be filed as an additional pricing scenario to the SEC constant prices and costs case according to SEC guidelines.

For filings made with the SEC under the 1933 securities Act, we have provided our written consent for the references to our name as well as to the references to our third party report in the registration statement on Form S-1 by BKV. Our consent for such use is included as a separate exhibit to the filings made with the SEC by BKV.

We have provided BKV with a digital version of the original signed copy of this report letter. In the event there are any differences between the digital version included in filings made by BKV and the original signed report letter, the original signed report letter shall control and supersede the digital version.

The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

Very truly yours,

RYDER SCOTT COMPANY, L.P.
TBPELS Firm Registration No. F-1580

Stephen E. Gardner, P.E.
Colorado License No. 44720
Managing Senior Vice President

SEG (GR)/pl

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

Professional Qualifications of Primary Technical Person

The conclusions presented in this report are the result of technical analysis conducted by teams of geoscientists and engineers from Ryder Scott Company, L.P. Mr. Stephen E. Gardner is the primary technical person responsible for the estimate of the reserves, future production and income.

Mr. Gardner, an employee of Ryder Scott Company, L.P. (Ryder Scott) since 2006, is a Managing Senior Vice President responsible for ongoing reservoir evaluation studies worldwide. Before joining Ryder Scott, Mr. Gardner served in a number of engineering positions with Exxon Mobil Corporation. For more information regarding Mr. Gardner’s geographic and job specific experience, please refer to the Ryder Scott Company website at https://ryderscott.com/employees/denver-employees.

Mr. Gardner earned a Bachelor of Science degree in Mechanical Engineering from Brigham Young University in 2001 (summa cum laude). He is a licensed Professional Engineer in the States of Colorado and Texas. Mr. Gardner is a member of the Society of Petroleum Engineers and a former chairperson of the Society of Petroleum Evaluation Engineers for the Denver Chapter. He also currently serves on the latter organization’s board of directors at the international level.

In addition to gaining experience and competency through prior work experience, the Texas Board of Professional Engineers requires a minimum of 15 hours of continuing education annually, including at least one hour in the area of professional ethics, which Mr. Gardner fulfills. As part of his 2022 continuing education hours, Mr. Gardner participated in the annual Ryder Scott Reserves Conference, which covered a variety of reserves topics including analysis techniques for unconventional reservoirs, ESG issues, reserves definitions and guidelines, SEC comment letter trends, and others. In addition, Mr. Gardner attended the annual SPEE meeting held in Napa Valley, California as well as participated in various local SPEE and SIPES technical seminars and other internal company training courses throughout the year covering topics such as reserves evaluation methods and evaluation software, ethics, SEC perspectives and other regulatory issues, geothermal energy, SRMS, and more.

Based on his educational background, professional training and more than 17 years of practical experience in the estimation and evaluation of petroleum reserves, Mr. Gardner has attained the professional qualifications as a Reserves Estimator set forth in Article III of the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers as of June 2019.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

As Adapted From:
RULE 4-10(a) of REGULATION S-X PART 210
UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)

PREAMBLE

On January 14, 2009, the United States Securities and Exchange Commission (SEC) published the “Modernization of Oil and Gas Reporting; Final Rule” in the Federal Register of National Archives and Records Administration (NARA). The “Modernization of Oil and Gas Reporting; Final Rule” includes revisions and additions to the definition section in Rule 4-10 of Regulation S-X, revisions and additions to the oil and gas reporting requirements in Regulation S-K, and amends and codifies Industry Guide 2 in Regulation S-K. The “Modernization of Oil and Gas Reporting; Final Rule”, including all references to Regulation S-X and Regulation S-K, shall be referred to herein collectively as the “SEC regulations”. The SEC regulations take effect for all filings made with the United States Securities and Exchange Commission as of December 31, 2009, or after January 1, 2010. Reference should be made to the full text under Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-10(a) for the complete definitions (direct passages excerpted in part or wholly from the aforementioned SEC document are denoted in italics herein).

Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. All reserve estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. Under the SEC regulations as of December 31, 2009, or after January 1, 2010, a company may optionally disclose estimated quantities of probable or possible oil and gas reserves in documents publicly filed with the SEC. The SEC regulations continue to prohibit disclosure of estimates of oil and gas resources other than reserves and any estimated values of such resources in any document publicly filed with the SEC unless such information is required to be disclosed in the document by foreign or state law as noted in §229.1202 Instruction to Item 1202.

Reserves estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change.

Reserves may be attributed to either natural energy or improved recovery methods. Improved recovery methods include all methods for supplementing natural energy or altering natural forces in the reservoir to increase ultimate recovery. Examples of such methods are pressure maintenance, natural gas cycling, waterflooding, thermal methods, chemical flooding, and the use of miscible and immiscible displacement fluids. Other improved recovery methods may be developed in the future as petroleum technology continues to evolve.

Reserves may be attributed to either conventional or unconventional petroleum accumulations. Petroleum accumulations are considered as either conventional or unconventional based on the nature of their in-place characteristics, extraction method applied, or degree of processing prior to sale. Examples of unconventional petroleum accumulations include coalbed or coalseam methane (CBM/CSM), basin-centered gas, shale gas, gas hydrates, natural bitumen and oil shale deposits. These unconventional accumulations may require specialized extraction technology and/or significant processing prior to sale.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

Reserves do not include quantities of petroleum being held in inventory.

Because of the differences in uncertainty, caution should be exercised when aggregating quantities of petroleum from different reserves categories.

RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(26) defines reserves as follows:

Reserves. Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Note to paragraph (a)(26): Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

PROVED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(22) defines proved oil and gas reserves as follows:

Proved oil and gas reserves. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and

(B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

PROBABLE RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(18) defines probable oil and gas reserves as follows:

Probable reserves. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

(i) When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

(ii) Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion.

Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

(iii) Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

(iv) See also guidelines in paragraphs (a)(17)(iv) and (a)(17)(vi) of this section.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

PETROLEUM RESERVES STATUS DEFINITIONS AND GUIDELINES

As Adapted From:
RULE 4-10(a) of REGULATION S-X PART 210
UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)

and

2018 PETROLEUM RESOURCES MANAGEMENT SYSTEM (SPE-PRMS)
Sponsored and Approved by:
SOCIETY OF PETROLEUM ENGINEERS (SPE)
WORLD PETROLEUM COUNCIL (WPC)
AMERICAN ASSOCIATION OF PETROLEUM GEOLOGISTS (AAPG)
SOCIETY OF PETROLEUM EVALUATION ENGINEERS (SPEE)
SOCIETY OF EXPLORATION GEOPHYSICISTS (SEG)
SOCIETY OF PETROPHYSICISTS AND WELL LOG ANALYSTS (SPWLA)
EUROPEAN ASSOCIATION OF GEOSCIENTISTS & ENGINEERS (EAGE)

Reserves status categories define the development and producing status of wells and reservoirs. Reference should be made to Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-10(a) and the SPE-PRMS as the following reserves status definitions are based on excerpts from the original documents (direct passages excerpted from the aforementioned SEC and SPE-PRMS documents are denoted in italics herein).

DEVELOPED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(6) defines developed oil and gas reserves as follows:

Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Developed Producing (SPE-PRMS Definitions)

While not a requirement for disclosure under the SEC regulations, developed oil and gas reserves may be further sub-classified according to the guidance contained in the SPE-PRMS as Producing or Non-Producing.

Developed Producing Reserves

Developed Producing Reserves are expected quantities to be recovered from completion intervals that are open and producing at the effective date of the estimate.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

PETROLEUM RESERVES STATUS DEFINITIONS AND GUIDELINES

Improved recovery reserves are considered producing only after the improved recovery project is in operation.

Developed Non-Producing

Developed Non-Producing Reserves include shut-in and behind-pipe Reserves.

Shut-In

Shut-in Reserves are expected to be recovered from:

(1)	completion intervals that are open at the time of the estimate but which have not yet started producing;
(2)	wells which were shut-in for market conditions or pipeline connections; or
(3)	wells not capable of production for mechanical reasons.

Behind-Pipe

Behind-pipe Reserves are expected to be recovered from zones in existing wells that will require additional completion work or future re-completion before start of production with minor cost to access these reserves.

In all cases, production can be initiated or restored with relatively low expenditure compared to the cost of drilling a new well.

UNDEVELOPED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(31) defines undeveloped oil and gas reserves as follows:

Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS